FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Articles of Amendment to the Amended and Restated Articles of Incorporation of Seanergy Maritime Holdings Corp. (the "Company") that were filed on August 4, 2011 with the Registrar of Corporations of the Republic of the Marshall Islands.

Exhibit 1 attached hereto is hereby incorporated by reference into the Company's registration statements filed with the U.S. Securities and Exchange Commission on Form F-3 (File Nos. 333-166697 and 333-169813).

EXHIBIT 1

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SEANERGY MARITIME HOLDINGS CORP.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Dale Ploughman, as the Chief Executive Officer of Seanergy Maritime Holdings Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Seanergy Maritime Holdings Corp.

2.
The Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of January, 2008, and were amended and restated in their entirety as of the 11th day of July, 2008 and were further amended as of the 17th day of July, 2009, the 22nd day of July, 2010, and the 17th day of June, 2011.

3.	Paragraph FOURTH of the Amended and Restated Articles of Incorporation, as further amended, is deleted in its entirety and replaced with the following:

"FOURTH:  The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is five hundred and twenty five million (525,000,000) consisting of the following:

(1) five hundred million (500,000,000) registered shares of common stock with a par value of US $0.0001 per share.

(2) twenty five million (25,000,000) registered shares of preferred stock ("preferred shares"), with a par value of US $0.0001 per share.  The Board of Directors (the "Board") is expressly granted the authority to issue preferred shares and to establish such series of preferred shares and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares and without further vote or action by the shareholders.

Effective with the commencement of business on June 24, 2011, the Corporation has effected a 1 for 15 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from 109,773,980 to 7,318,265 as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock the Corporation is authorized to issue or the par value of the common stock.  The stated capital of the Corporation is hereby reduced from $10,977.40 to $731.83 as adjusted for the cancellation of the fractional shares and the amount of $10,245.57 as adjusted for the cancellation of fractional shares is allocated to surplus."

4.	All of the other provisions of the Amended and Restated Articles of Incorporation, as amended, shall remain unchanged.

5.
This Amendment to the Amended and Restated Articles of Incorporation was approved by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the annual meeting of the shareholders of the Corporation held on August 3rd, 2011.

IN WITNESS WHEREOF, I have executed this Fourth Amendment to the Amended and Restated Articles of Incorporation on this 4th day of August, 2011.

       /s/ Dale Ploughman
Name: Dale Ploughman
Title:   Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/ Dale Ploughman
By: Dale Ploughman Chief Executive Officer

Dated: August 5, 2011

SK 26979 0001 1218148